Exhibit 28(e)(3)

August 1, 2011

G.distributors, LLC

One Corporate Center

Rye, New York 10580

Gentlemen:

In connection with the continuous offering (collectively, the “Offering”) of an indefinite number of shares (the “Shares”) of common stock, par value $.001, of The Gabelli Value Fund Inc., a Maryland corporation (the “Company”), you will bear all expenses which represent payment for activities in which you engage that are primarily intended to result in the sale of the Shares, including, but not limited to, the following:

(a) payments made to your sales personnel and other underwriters with whom you are affiliated for selling Shares;

(b) costs of printing and distributing the Company’s prospectus, statement of additional information and sales literature to prospective shareholders of the Company;

(c) an allocation of overhead distribution-related expenses;

(d) payments to, and expenses of, persons who provide support services in connection with the distribution of the Shares; and

(e) financing costs incurred by you on the amount of the foregoing expenses.

In consideration of the foregoing, as promptly as is possible after the last day of each month this Agreement is in effect, the Company shall pay you a fee, calculated daily and paid monthly, at the annual rate of 0.25% of the average daily net assets of the Company attributable to outstanding Shares sold by you (including additional Shares acquired by reinvestment of dividends). The payment by the Company of such fees is authorized pursuant to the Distribution Plan (the “Plan”) adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

This Agreement shall continue in effect until one year from the date hereof and thereafter for successive annual periods, provided such continuance is specifically approved at least annually by (i) a vote of a majority of the Directors of the Company or a vote of a majority of the outstanding voting securities of the Company, and (ii) a vote of a majority of those Directors of the Company who are not interested persons of the Company and who have no direct or indirect financial interest in the operation of the Plan, in this Agreement or any agreement related to the Plan (the “Qualified Directors”) by vote cast in person at a meeting called for the purpose of voting on such approval. This Agreement shall be terminable at any time by the Company without penalty, (a) by vote of a majority of the Qualified Directors, or by vote of the holders of a majority of the outstanding voting securities of the Company on not less than 60 days’ written notice, or (b) upon not less than 60 days’ written notice by you.

This Agreement shall also terminate automatically in the event of its assignment. (As used in this Agreement, the terms “majority of the outstanding voting securities”, “interested persons”, and “assignment” shall have the same meaning as such terms have in the Investment Company Act.)

If this Agreement reflects our understanding with respect to the foregoing, please so indicate by signing the enclosed copy of this letter and returning it in the envelope provided.

Sincerely,

THE GABELLI VALUE FUND INC.

By:	/s/ Bruce Alpert
Name: Bruce Alpert
Title: President

Accepted:

G.DISTRIBUTORS, LLC

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: CEO

G.distributors, LLC	August 1, 2011

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